Clovis Oncology, Inc.

5500 Flatiron Parkway, Suite 100

Boulder, CO 80301

December 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: David Gessert

Re: Clovis Oncology, Inc.—Request for Acceleration

Registration Statement on Form S-3

(File No. 333-251120)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clovis Oncology, Inc. hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Wednesday, December 16, 2020 at 9:00AM Eastern Time or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

Clovis Oncology, Inc.

By:	/s/ Paul Gross
Name: Paul Gross
Title: Executive Vice President and General Counsel

cc: Thomas Mark, Esq., Willkie Farr & Gallagher LLP